B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

October 8, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Office of Technology

RE:	Greenidge Generation Holdings Inc.
Registration Statement on Form S-1
File No. 333-259678
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Greenidge Generation Holdings Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on October 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated October 5, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representative of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this request, please call Dean M. Colucci of Duane Morris LLP at (973) 424-2020.

Very truly yours,

B. RILEY SECURITIES, INC., as representative of the several underwriters

By:	/s/ Patrice McNicoll
Name:	Patrice McNicoll
Title:	Co-Head of Investment Banking

cc:	Daniel Palmadesso, Vice President & Assistant General Counsel at B. Riley Financial and Dean M. Colucci, Duane Morris LLP